SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         Commission File Number 0-50956

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q

For Period Ended:          January 31, 2006
                           --------------------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


PART I - REGISTRANT INFORMATION


Full name of registrant: Pharma-Bio Serv, Inc.
Former name if applicable: Lawrence Consulting Group, Inc.

Address of principal executive office:
373 Mendez Vigo, Suite 110
Dorado, Puerto Rico  00646

PART II. RULE 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As a result of delays in developing and verifying data necessary to complete the financial statement disclosure, the Form 10-QSB for the quarter ended January 31, 2006 could not be filed on time without unreasonable effort and expense.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Elizabeth Plaza                             (787)             278-0290
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(Name)                                      (Area code)       (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes   | | No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      In January 2006, the registrant, then known as Lawrence Consulting Group, Inc., acquired Plaza Consulting Group, Inc. in a transaction which is accounted for as a reverse acquisition, with Plaza Consulting Group being treated as the acquiring party for accounting purposes. Accordingly, the financial statements for the prior period will reflect the operations of Plaza Consulting Group.


PHARMA-BIO SERV, INC.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 17, 2006           By /s/  Elizabeth Plaza
                                          ---------------------------
                                          President and Chief Executive Officer